UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 333-171863

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

(Translation of registrant’s name into English)

Cumberland House, 9th Floor

One Victoria Street, Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Stratus Technologies Bermuda Holdings Limited (the “Company”) today announced that it has entered into a Share Purchase Agreement, dated as of March 30, 2014 (the “Purchase Agreement”), among the Company, Stratus Technologies Bermuda Ltd., a wholly owned subsidiary of the Company (“Stratus”), Stratus Technologies, Inc., a wholly owned subsidiary of Stratus, and Storm Private Holdings II Ltd. (the “Buyer”). The Buyer is an affiliate of Siris Capital Group, LLC (“Siris”). A copy of the press release announcing the Transaction is attached as Exhibit 1.

The Purchase Agreement provides for the sale by the Company to the Buyer of all of the issued share capital of Stratus (the “Transaction”) in a transaction with a value currently estimated at approximately $352 million, in exchange for the payment by the Buyer of the following indebtedness of Stratus and its affiliates in addition to certain transaction expenses:

•	all outstanding indebtedness pursuant to the $25,000,000 Senior Secured Revolving Credit Facility, dated April 8, 2010, between the Company, Stratus, Stratus Technologies, Inc., and the other parties named therein (the “Revolving Credit Facility”);

•	all outstanding indebtedness pursuant to the indenture (the “Indenture”) governing $215,000,000 in original principal amount of Senior Secured Notes, due March 29, 2015, of Stratus and Stratus Technologies, Inc. (the “Notes”); and

•	all outstanding indebtedness pursuant to the $100,000,000 First Amended and Restated Second Lien Credit Agreement, dated August 28, 2006, between Stratus, Stratus Technologies, Inc., and the other parties named therein, as amended (the “Second Lien Credit Facility” and, together with the Revolving Credit Facility, the “Credit Facilities”).

Subject to the terms of the Purchase Agreement, it is contemplated that, upon the closing of the Transaction, the Notes will be called for redemption under the Indenture at a redemption price of 112% plus accrued and unpaid interest through the redemption date, and that the Indenture will be discharged pursuant to its terms. In addition, it is contemplated that the Credit Facilities will be repaid in full and discharged pursuant to their terms. It is currently anticipated (and the $352 million value estimate assumes) that the closing of the Transaction will occur on or about April 29, 2014, subject to the conditions and termination rights described below, with the Buyer in no event being obligated under the Purchase Agreement to close before April 28, 2014.

Prior to its consummation, the Transaction must be approved by the Company’s shareholders, pursuant to Bermuda law and the Bye-Laws of the Company. Written consents seeking approval of the transaction as well as of certain related amendments to the existing Bye-Laws of the Company (the “Shareholder Approvals”) are anticipated to be mailed to such shareholders as soon as practicable after the announcement of the Transaction. The Shareholder Approvals require the affirmative vote of (a) a majority of the outstanding voting ordinary and voting preference shares of the Company (voting together) and (b) 85% of the outstanding voting preference shares of the Company.

The obligations of each party to consummate the Transaction are subject to certain conditions specified in the Purchase Agreement, including among others the receipt of the Shareholder Approvals and of required governmental approvals and the compliance by the parties with the additional covenants contained in the Purchase Agreement. The obligations of the Buyer to consummate the Transaction are further subject to the absence of any Material Adverse Effect (as defined in the Purchase Agreement) prior to the closing of the Transaction.

The Purchase Agreement may be terminated by the Buyer if the Shareholder Approvals have not been obtained by April 25, 2014. The Purchase Agreement may be terminated by either party if the conditions to closing the Transaction have not been satisfied or become incapable of being satisfied by April 30, 2014. If the Seller terminates the Purchase Agreement as a result of the Buyer’s breach of its obligations, or if the Buyer is unable to raise the financing required to close the Transaction, the Buyer is required to pay the Seller a termination fee of $8.0 million plus certain fees and expenses. If the Buyer terminates the Purchase Agreement as a result of the Seller’s breach of certain exclusivity obligations with respect to the Transaction, or if the Seller is not able to obtain the Shareholder Approvals, the Seller is required to pay to the Buyer a reverse termination fee of $4.0 million plus certain fees and expenses.

The consummation of the Transaction is not subject to a financing condition. The Buyer has secured committed financing for the Transaction, consisting of an equity financing commitment letter from an affiliate of Siris (the “Equity Financing Commitment”) and a debt financing commitment letter from SunTrust Robinson Humphrey, Inc. and Macquarie Capital (USA) Inc. (the “Debt Financing Commitment” and, together with the Equity Financing Commitment, the “Financing Commitments”). Pursuant to the terms of the Debt Financing Commitment, the lenders will provide a term loan facility and revolving credit facility. The obligations under the Debt Financing Commitment are subject to a number of customary conditions specified therein. The proceeds of the Financing Commitments will be used to repay the indebtedness of Stratus and its affiliates and transaction expenses upon the closing of the Transaction, as specified above.

The foregoing description of the Purchase Agreement and of the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement attached hereto as Exhibit 2, which is incorporated herein by reference.

The Purchase Agreement has been included in this Form 6-K to provide investors and security holders with information regarding its terms. It is not intended to provide to any person not a party thereto any other factual information about the Company or its subsidiaries, including Stratus and Stratus Technologies Inc. The representations, warranties, covenants and agreements contained in the Purchase Agreement are made only for purposes of the Purchase Agreement and as of the dates specified therein, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Purchase Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The assertions embodied in those representations and warranties are also qualified in important part by confidential disclosure schedules issued in connection with the Purchase Agreement. For the foregoing reasons, investors should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, any of its subsidiaries (including Stratus and Stratus Technologies Inc.), the Buyer, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s disclosures.

This Form 6-K contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). When used in this Form 6-K, statements containing the words “believe,” “expect,” “anticipate,” “contemplate,” “estimate,” “intend,” “plan,” “project,” “seek” and similar expressions similar expressions identify forward-looking statements. Such statements relate to future events and implicate risks, uncertainties and other factors both known and unknown which, should they materialize (or should underlying assumptions or estimates prove incorrect), may cause actual results to vary materially from the forward-looking statements made. These risks, uncertainties and other factors include the following, as well as others discussed in the Company’s filings with the Securities and Exchange Commission: uncertainties associated with the Transaction; the anticipated timing of filings and approvals relating to the Transaction; the expected timing of completion of the Transaction; the ability of third parties to fulfill their obligations relating to the proposed Transaction, including providing financing under current financial market conditions; the ability of the parties to satisfy the conditions to closing of the Transaction; and general and regional economic conditions and industry trends and competition. There can be no assurance the Transaction will be completed, that the Notes will be called for redemption or that the Credit Facilities will be repaid. Forward-looking statements are based on the beliefs of the Company’s management and are not guarantees of future performance. Any forward-looking statements in this Form 6-K are made as of the date hereof, and the Company undertakes no duty to update further such forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibits

Exhibit No.	Description

1	Press Release dated March 31, 2014.

2	Share Purchase Agreement, dated as of March 30, 2014, among the Company, Stratus Technologies Bermuda Ltd., Stratus Technologies, Inc. and Storm Private Holdings II Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Registrant)

Date: March 31, 2014	By:	/s/ Robert C. Laufer
		Name:	Robert C. Laufer
		Title:	Vice President and Treasurer